Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

February 17, 2010	Keri E. Riemer 212-806-5722 kriemer@stroock.com

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention: Brion R. Thompson

Re:	CPG FrontPoint MultiStrat Fund
(formerly, Central Park Group Alternative Strategies Fund)
(File Nos. 333-161174 and 811-22324)

Mr. Thompson:

Following up on our telephone call the evening of February 16, 2010, and in connection with CPG FrontPoint MultiStrat Fund, we are filing as Correspondence via EDGAR a copy of the December 14, 2009 letter addressed to the staff of the Division of Investment Management of the Securities and Exchange Commission.

Please contact the undersigned at (212) 806.5722 or Gary L. Granik of this office at (212) 806.5790 with any additional questions you may have.

Very truly yours,

/s/ Keri E. Riemer
Keri E. Riemer

December 14, 2009	Stuart H. Coleman Direct Dial 212.806.6049 Direct Fax 212.806.9049

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Brian P. Murphy
Brion R. Thompson

Re:	CPG FrontPoint MultiStrat Fund (formerly, Central Park Group Alternative Strategies Fund) (File Nos. 333-161174 and 811-22324)

Ladies and Gentlemen:

We are counsel to CPG FrontPoint MultiStrat Fund (the “Fund”), a closed-end management investment company whose registration statement on Form N-2 is currently under review by the staff (the “Staff”) of the Division of Investment Management (the “Division”) of the Securities and Exchange Commission (the “Commission”).  In connection with the Staff’s review, we have been informed that the Office of the Chief Counsel of the Division is considering the applicability of Rule 1401 (“Rule 140”) under the Securities Act of 1933, as amended (the “1933 Act”) to the public offering of the Fund’s shares.

1
17 CFR 230.140.  Rule 140 states, in pertinent part, that a “person, the chief part of whose business consists of the purchase of the securities of one issuer, or two or more affiliated issuers, and the sale of its own securities, […] to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(a)(11) of the [Securities] Act.”

In furtherance of the matters discussed in the recent telephone call between Brian P. Murphy and my partners, Gary L. Granik and Janna Manes, concerning this matter, we submit this letter to present our legal analysis.  As discussed below, we believe that Rule 140 is not applicable to the Fund’s offering.

The Fund

The Fund was formed to provide investors with an actively managed multi-manager/multi-strategy investment vehicle, and not for the purpose of underwriting any particular security or securities.  The Fund’s investment objective, as recited in its prospectus, is to seek attractive risk-adjusted returns with low to moderate volatility and correlation to the broader markets through a concentrated multi-strategy alternative investment approach.  As with other closed-end alternative fund-of-funds, the Fund will seek to achieve its investment objective by investing its assets in a portfolio of private alternative investment funds (“Investment Funds”).  However, unlike many other funds-of-funds, the Fund intends to invest at least 80% of its assets in separate Investment Funds (pursuing distinct investment strategies) sponsored by a single firm – FrontPoint Partners LLC or its affiliates (“FrontPoint”).

The Fund’s investment adviser, Central Park Advisers, LLC (the “Adviser”), developed the concept for the Fund in response to a perceived demand from investors for a fund-of-funds focused on multiple Investment Funds pursuing different investment strategies launched from a single platform.  Cognizant of the operational risks posed by hedge fund investing, the Fund seeks to benefit from the controls, risk management, trading, compliance program, accounting procedures, valuation process and separation of duties that may help to mitigate these operational risks by allocating capital to funds that are primarily associated with a single robust platform.

The Adviser is a registered investment adviser and a wholly-owned subsidiary of Central Park Group, LLC (together with the Adviser, “CPG”).  CPG’s founding members are recognized as knowledgeable in the registered alternative investment fund space and have extensive experience organizing and advising registered funds.  In fact, the Staff specifically mentioned that a vehicle created by CPG’s founders was the first registered hedge fund-of-funds (see, Footnote 233 of the “Implications of the Growth of Hedge Funds” citing PW After Tax Partners Fund, a fund created by CPG’s founding members while employed at another firm).

FrontPoint is a registered investment adviser and a wholly-owned subsidiary of Morgan Stanley.  Each FrontPoint Investment Fund is a separate legal entity.

CPG is not affiliated with FrontPoint or Morgan Stanley.

Fund Structure and Development

Facts that we believe are relevant to the analysis of the applicability of Rule 140 to the Fund’s offering are as follows:

●
CPG is not an affiliate (either in the 1933 Act sense of that term, or as defined in the Investment Company Act of 1940 (the “1940 Act”)) of FrontPoint or of the Investment Funds, and has no ownership or control relationship with FrontPoint.

●
The concept behind the Fund was developed by CPG; CPG approached FrontPoint with the proposal to create a multi-manager vehicle that would invest in various Investment Funds sponsored primarily by FrontPoint.

●
Neither FrontPoint nor any of its Investment Funds is obligated contractually or otherwise to accept subscriptions from the Fund.  Further, the Investment Funds may close or no longer be available for investment, or exclude the Fund as an investor.

●
The Fund’s sole purpose is investment and not distribution.  It was formed to serve as a pooled investment vehicle pursuing a multi-manager/multi-strategy investment program and thereby provide an overall investment experience different from, and not directly corresponding to, the investment experience associated with any individual Investment Fund eligible for inclusion in the Fund’s portfolio.

●
The Fund will be actively managed and will allocate, reallocate or redeem capital consistent with its investment objective; no one Investment Fund will be a substantial portion of the Fund’s portfolio or even necessarily remain in the Fund’s portfolio.

●	The overall performance of the Fund is dependent on the ability of the Adviser to effectively select and allocate the Fund’s assets among the Investment Funds on an ongoing basis.

●	The Fund will be sold only to accredited investors.

●	Neither CPG nor the Fund will receive any compensation from FrontPoint or the Investment Funds.

●	Monies invested by the Fund will be directed to specific Investment Funds selected by the Adviser from time to time; there is no sharing or commingling of monies among the FrontPoint Investment Funds.

●	The Fund may also invest up to 20% of its assets in Investment Funds that are unaffiliated with FrontPoint, including those sponsored by former FrontPoint portfolio managers.

●
The Fund undertakes that if the Fund’s investment in any single Investment Fund becomes significant (e.g., 25% of gross assets) at any time, the Fund will supplement its prospectus to provide additional disclosure concerning such Investment Fund.

Legal Authorities

In consideration of the issues raised, we reviewed Rule 140 and its adopting release and researched publicly-available Staff no-action letters, applications for exemptive relief under the 1940 Act and Securities Exchange Act of 1934, and other relevant statements and interpretations of the Staff or the Commission.  As you will discover in your own review, there are few judicial or regulatory authorities that cite to Rule 140 at all, and even fewer such authorities that discuss the Rule in any substantive manner.

Analysis

We note at the outset that the commonly accepted rationale for the adoption of Rule 140 was to address abuses in the underwriting of securities by persons whose primary business is the purchase and sale of securities.  We say “commonly accepted” because we have not found any explicit statement by the Commission, the Staff or the courts espousing a basis for Rule 140.  Rather, the only written materials citing a basis for Rule 140 seem to be requests for no-action letters and other similar petitions to the Commission and the Staff.2

2      See, e.g., Merrill Lynch Mortgage Investors, Inc., SEC No-Action Letter (Apr. 18, 1988).

Accepting the premise that Rule 140 was directed at underwriting abuses, it is our view that Rule 140 is inapplicable to the Fund’s offering.  Registered closed-end funds investing in unregistered hedge funds and other private investment pools are regularly marketed in public offerings without applying Rule 140.  Additionally, mutual funds investing in affiliated mutual funds have long been permitted by exemptive order, and now by statute, also without applying Rule 140.  By analogy, and given the Staff’s previous positions in these instances, we believe that Rule 140 should similarly not be applicable to the Fund’s offering.

We further believe, based on the nature of the entities that have sought relief from Rule 140 or to whom the Rule has been applied, that the reference to “affiliates” in the Rule was intended to focus on capital raising by entities joined in an overall business enterprise – i.e., wholly-owned or majority-owned subsidiaries of a common parent company.3  In that context, Rule 140 makes sense since money is fungible and capital raised at any level or branch in a corporate hierarchy can be deployed wherever needed and the specific choice of the issuer of securities is not, from the overall business enterprise’s perspective, terribly relevant.

By contrast, each of the FrontPoint Investment Funds is independent of the others.  FrontPoint is the common denominator for the underlying Investment Funds, but there is no suggestion that FrontPoint securities are being offered.  Rather, each Investment Fund is a separate issuer with no common enterprise and no sharing of liability, profits or capital.4   There is no common parent company that is avoiding registration from the Fund’s offering.  We note, in particular, the following:

3      See, e.g., Adamar of New Jersey, SEC No-Action letter (March 30, 1990); and ICX, Inc., SEC No-Action Letter (February 24, 1977).

4      We note that the offerings of the FrontPoint Investment Funds are not integrated with the offerings of other FrontPoint Investment Funds under either the 1933 Act or the 1940 Act.

●	Each Investment Fund is a separate legal entity.

●	Each Investment Fund’s financial statements are produced on a stand-alone basis and are not consolidated with FrontPoint or with each other.

●
Each Investment Fund’s capital is utilized solely by that Investment Fund to purchase securities for that Investment Fund’s portfolio; there is no joint or common investment in, or ownership of, securities, and there are no inter-fund investments between the Investment Funds or movements of capital among the Investment Funds.

●	Each Investment Fund pursues a separate and distinct investment strategy managed by a team of portfolio managers.

●	Each Investment Fund’s investment performance is separate and distinct and is not dependent on the investment performance of any other Investment Fund.

●	There is no identity among the investor base of each Investment Fund, although there may be some overlap.

●	No securities of FrontPoint will be held by the Fund.

Although investment funds may sometimes be deemed to be affiliated by virtue of their common investment manager,5 we note that Rule 140 pre-dates the 1940 Act6 and so its concept of affiliation could not have encompassed the 1940 Act-sense of affiliation arising through common investment management.  The facts above illustrate that each FrontPoint Investment Fund is a separate enterprise not affiliated in the sense that Rule 140 is meant to address.  And, securities of the entity that causes the Investment Funds to be related, FrontPoint, will not be held by the Fund at all.

5      But see, FundTrust, SEC No-Action Letter (May 26, 1987) (“Investment companies with a common investment adviser are not necessarily under ‘common control’ and, therefore, are not necessarily affiliated persons.”).

6      Rule 140 was adopted on September 22, 1933, by the Federal Trade Commission, prior to the creation of the Commission, in Release No. 47 under the 1933 Act.

Registration of the Fund’s offering is consistent with the policies underlying the 1933 Act and will afford investors the statute’s protections and provide them with full and fair disclosure concerning the nature of their investment and the risks associated with investing in multiple Investment Funds pursuing diverse investment strategies.

For the reasons stated above, we believe that Rule 140 is not applicable to the Fund’s offering.

We would be happy to discuss the foregoing with you at your convenience, either by phone or in person.  Please contact the undersigned at (212) 806-6049 or Gary L. Granik of this office at (212) 806-5790.

Very truly yours,

/s/ Stuart H. Coleman
Stuart H. Coleman

cc:	Mitchell A. Tanzman
Ruth S. Goodstein
Gary L. Granik
Janna Manes